Mail Stop 4561

September 13, 2007

**Via U.S. Mail and Fax (502) 426-4994**
Mr. Gregory A. Wells
Chief Financial Officer
NTS Development Company
10172 Linn Station Rd
Louisville, KY 40223

       RE:    **NTS Mortgage Income Fund**
               **Form 10-K for the fiscal year ended December 31, 2006**
               **Filed March 28, 2007**
               **File No. 0-18550**

Dear Mr. Wells:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 6 – Inventory, page 31

1.     Your disclosure in this footnote indicates that the inventory balance for NTS/LFII is zero as of December 31, 2006. However, under Item 1 to this Form 10-K you state that as of December 31, 2006, NTS/LFII has two single-family homesites, fifty-four home units in the Lake Forest Fairways, LLC project and a single 14-acre tract of undeveloped land are left to sell. Please explain to us why these lots and units are not included in inventory.

2.	On page 32, you disclose initiation fees for the Fawn Lake Country Club are recorded as a reduction of inventory cost.  However, the country club is not included in inventory.  Please explain to us why the initiation fees are treated as a reduction of inventory when the fees relate to an asset that is not part of inventory.

Exhibits 31.1 and 31.2

3.	We note that the certifications are not in the proper form.  The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect.  In future filings please include the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4 and "(or persons performing the equivalent functions)" in paragraph 5.

*	*	*	*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,


Daniel L. Gordon
Branch Chief